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13013212

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 27 2013
Washington DC
405

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SEC FILE NUMBER
8 - 49613

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shoreline Trading Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2301 Rosecrans Avenue, Suite 4196
(No. and Street)

Commission # 1933644
Notary Public - California
Los Angeles County
My Comm. Expires Apr 23, 2015

El Segundo (City) CA (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kraig Kupiec (310) 536-8670
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, 5th Floor (Address) Beverly Hills (City) CA (State) 90210 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

3/4/13

OATH OR AFFIRMATION

I, Kraig Kupiec, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shoreline Trading Group LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

Gabriela Ramirez

GABRIELA RAMIREZ
Commission # 1933844
Notary Public - California
Los Angeles County
My Comm. Expires Apr 23, 2016

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHORELINE TRADING GROUP LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

SHORELINE TRADING GROUP LLC

CONTENTS

Certified
Public
Accountants

Rothstein Kass
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Boston
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Shoreline Trading Group LLC

We have audited the accompanying statement of financial condition of Shoreline Trading Group LLC (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Shoreline Trading Group LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Beverly Hills, California
February 21, 2013

SHORELINE TRADING GROUP LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash and cash equivalents	$	394,244
Due from clearing brokers, including clearing deposits of $500,000		508,427
Commissions receivable		1,339
Deposits and other		38,266
	$	942,276
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable	$	29,550
Accrued wages		448,090
Accrued liabilities and other		37,758
Total liabilities		515,398
Members' equity		426,878
	$	942,276

See accompanying notes to financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Shoreline Trading Group LLC (the "Company") is organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act. The Company is a registered broker-dealer with the Securities Exchange Commission (SEC) and the U.S. Commodity Futures Trading Commission (CFTC). The Company is also a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). The Company clears its securities transactions on a fully disclosed basis with clearing brokers and, accordingly, is exempt from the computation of reserve requirements and information relating to possession or control requirements pursuant to Rule 15c3-3 paragraph (k)(2)(ii).

The Company was formed in 1996 and its Managing Members are Kurtis W. Kupiec and Kraig A. Kupiec. The Company has offices in California. The term of the Company will continue until dissolved and terminated in accordance with the Company's operating agreement (the "Agreement"). The Company determined in 2012 to discontinue operations as a registered Broker Dealer. The Company has ceased operating as an introducing broker dealer during the fourth quarter of 2012 and have filed the necessary documents to de-register as a broker dealer as of March 2013.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

These financial statements were approved by management and available for issuance on February 21, 2013. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

Cash equivalents include short-term highly liquid investments, such as money market funds, that are readily convertible to known amounts of cash and have original maturities of three months or less.

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

1. Nature of operations and summary of significant accounting policies (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy.

Fair Value – Valuation Techniques and Inputs

The Company values investments in securities and securities sold short that are listed on a national exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Property and Equipment

Property and equipment, consisting of computers, office furniture and leasehold improvements, are recorded at cost and are depreciated over their estimated useful lives, ranging from 3 to 5 years, using the straight-line method.

1. Nature of operations and summary of significant accounting policies (continued)

Impairment of Long-Lived Assets

The Company complies with GAAP, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company continually evaluates whether events and circumstances have occurred that indicated the remaining estimated useful life of long-lived assets, such as property, plant, and equipment, may warrant revision, or the remaining balance may not be recoverable.

Soft Dollar Arrangements

During the course of the year, the Company had soft dollar arrangements with certain clients to provide research or other products from the commissions earned. The soft dollar payments made are generally in compliance with the safe harbor provisions of Section 28(e) of the Securities Exchange Act of 1934. All such liabilities were transferred to an unrelated broker-dealer which acts as the introducing broker-dealer of accounts that generate the credit.

Net Commission and Interest Income

Commissions are earned on a trade-date basis and are earned on introducing securities trades to clearing brokers and on riskless principal trades. Interest income is earned from the accounts of the Company's clients custodied at the clearing brokers. Commissions are recorded on a net basis after deducting the related clearing charges from clearing brokers. Interest income is recorded on an accrual basis, net of margin interest and adding short interest rebates.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2008.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The following table presents information about the Company's assets measured at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets (at fair value)				
Cash equivalents	$ 394,244	$ -	$ -	$ 394,244

3. Due from clearing brokers

Due from brokers represent cash balances at the Company's clearing brokers. Certain balances at the Company's clearing brokers are restricted to comply with Proprietary Account of Introducing Broker Agreements with the clearing brokers.

4. Property and equipment

Property and equipment at December 31, 2012 consist of the following:

Furniture and fixtures	$ 93,747
Less accumulated depreciation and amortization	(93,747)
	$ -

There was no depreciation or amortization expense for the year ended December 31, 2012.

5. Commitments

The Company leases office space in California under non-cancellable operating leases expiring through 2016. At December 31, 2012, the Company's future minimum rental commitment is as follows:

Year Ending December 31,	
2013	$ 156,219
2014	160,821
2015	165,579
2016	170,462
	$ 653,081

Total rent expense was $139,328 for the year ended December 31, 2012.

6. Related party transactions

During part of 2012 the Company maintained customer accounts of an affiliated an investment adviser and earned commissions from introducing trades of affiliated investment partnerships on behalf of the investment adviser. For the year ended December 31, 2012, such commissions were approximately $21,200 related to equity and options securities transactions and approximately $344,000 on principal trades of approximately $78 million primarily in mortgage-backed securities. In addition, the company earned interest income of 20 basis points on a debit balance related to an affiliated partnership. The Company earned commissions related to the sale of Limited Partnership interests in Funds managed by the affiliated investment adviser. During 2012, the Company earned gross commissions of $47,800 related to such placements. The revenues earned from affiliated investment partnerships were approximately 15% of net Company revenue for the year ended December 31, 2012.

The Company receives rent for office space and equipment from two related parties on a month-to-month arrangement. Total rental income received was approximately $119,000 for the year ended December 31, 2012, which has been netted against the Company's rent expense.

The Company received reimbursements for office expenses allocated to a related party, which was approximately $85,000 for the year ended December 31, 2012. The Company paid approximately $266,000 to a related party for payroll and related expenses for the year ended December 31, 2012.

7. Members' equity

The Company currently has two classes of members: A and B. Class A members are the Company's Managing Members. Class A and B members have voting rights and share in net profits and losses of the Company as indicated in the Agreement. Under the Agreement, members may voluntarily withdraw capital and receive distributions, or the Managing Members may require the allocation of a distribution to a member based on various time, notification, and performance criteria.

8. Concentration of credit risk

In the normal course of business, the Company's client activities involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the client or other broker is unable to fulfill its contracted obligations, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

9. Off-balance-sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. All of the clients' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, that the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the clients' accounts.

10. Net capital requirements

The Company, as a member of FINRA, is subject to SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2012, the Company's net capital was approximately $389,000, which was approximately $139,000 in excess of its minimum requirement of $250,000.

11. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

12. Settlement of legal matter

During the year ended December 31, 2012, the Company settled an ongoing legal matter related to activities in certain accounts, managed by unaffiliated investment advisers, to which the Company acted as an introducing broker dealer. The Company settled the matter for $2,500,000, of which $500,000 was reimbursed by third parties.

13. Subsequent Events

In January 2013, the Company filed a Form BDW with the SEC, FINRA, NFA and any other regulating entity to cease operations as a securities broker-dealer.